FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[ X]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2006	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

“A Life Sciences Company”

For Immediate Release:	May 15, 2006

Forbes Medi-Tech announces Financial Results for the Quarter ended March 31, 2006

~Product Launches and Strong Financial Position Highlight First Quarter~

Vancouver, Canada – Forbes Medi-Tech Inc. (TSX:FMI; NASDAQ:FMTI) today announced its financial results for the three months ended March 31, 2006.  Comparative period for these statements is the three months ended March 31, 2005. All amounts are in Canadian Dollars unless otherwise noted.

First Quarter 2006 Highlights

•

Reported total revenue of $0.9 million for the quarter ended March 31, 2006 compared with $1.0 million for same period last year*

•

Reported net income of $0.09 per share for the quarter ended March 31, 2006 compared with a net loss per share of $0.07 for same period last year**

•

Agreed to sell sterol manufacturing interest for US$25 million to Chusei Oil Co., Ltd and signed a 5 year supply agreement for Reducol™

•

Announced revenue guidance of CDN$7 to $7.5 million for fiscal 2006

•

Announced the launch of a range of cholesterol-lowering dairy products including a margarine spread, yogurt, yogurt drink and milk drink incorporating Reducol™ at UK’s largest retailer, Tesco Stores Ltd (Tesco)

•

Announced the extension of its supply and licensing contract with Pharmavite LLC until mid 2007 for the continued sale of Reducol™ in one of Pharmavite’s leading dietary supplements, Nature Made® Cholest-Off®.

* On March 14, 2006, the Company completed the sale of its interest in the Phyto-Source joint venture to Chusei Oil Co., Ltd. Accordingly, all revenues, expenses, assets and liabilities related to the Phyto-Source joint venture have been classified as discontinued operations for 2006 and 2005.

** Net income for the period ended March 31, 2006 totaled $3.3 million, primarily resulting from the gain of $6.6 million on the disposal of the discontinued operations.

“The successful launches of Reducol™-based products in Europe combined with the continuing progress in our pharmaceutical development program illustrate our drive and determination to achieve previously established goals,” says Charles Butt, President and CEO of Forbes Medi-Tech Inc.  “Building on functional food development efforts in 2005, the first quarter of 2006 was highlighted with several product launches with the UK’s largest retailer, Tesco. Furthermore, the sale of our interest in Phyto-Source has provided a sound financial foundation to further the development of our cholesterol-lowering pharmaceutical compound, FM-VP4.”

Marketing & Sales

As a result of the strategic decision to sell the Company’s interest in Phyto-Source, Forbes is able to focus its sales and marketing efforts on the value-added ingredient business. Initial response from customers and product consumers has illustrated the increasing demand for not just a heart healthy product but a clinically proven, non-genetically modified solution such as Reducol™. Sales of Tesco’s range of Reducol™-based products have doubled since January as Forbes anticipates additional product launches in the European marketplace. Forbes will continue to expand its marketing and sales efforts with a goal to launch an additional range of Reducol™-based products with a major international retailer this year.

Revenue Outlook

Based on existing sales contracts, and assuming that forecasted supply requirements will be ordered and shipped, the Company maintains its revenue guidance for 2006 for total revenue of $7 to 7.5 million.  The Company will review its revenue guidance throughout the year as product launches and discussions with companies regarding possible new contracts continue.

Drug Development

2006 is a pivotal year for Forbes Medi-Tech and its lead cholesterol-lowering compound, FM-VP4. A US Phase II clinical study of FM-VP4 is in progress at fifteen centers across the US with enrollment procedures underway. The primary efficacy objective of this trial is to investigate the effect on LDL-cholesterol of two doses of FM-VP4, 450mg and 900mg, given daily for 12 weeks, compared to placebo in subjects with mild to moderate primary hypercholesterolemia. The clinical trial will focus on identifying the reduction in low density lipoprotein (LDL or bad)-cholesterol produced by FM-VP4 with a target reduction of 15% of LDL in comparison to baseline at week 12.  The trial is expected to be completed by the end of the third quarter of 2006 with topline results anticipated to be released by year-end.

Financial Results

During the quarter ended March 31, 2006, the Company announced the decision to dispose of its interest in the Phyto-Source joint venture. In accordance with CICA Handbook Section 3475, the activities relating to the Phyto-Source joint venture operations, assets and liabilities then to be disposed of have been presented as discontinued operations in the March 31, 2006 consolidated financial statements. Results for the prior year have also been reclassified to reflect this treatment.

Results of ‘continuing operations’

The following table summarizes the Company’s results of ‘continuing operations’ for the periods ended March 31, 2006 and March 31, 2005.

Summary: (‘000’s Cdn$ except per share values) (unaudited)	1st Qrtr. ended March March 31, 2006	1st Qrtr. ended March March 31, 2005

Revenues	$951	$1,007
Expenses	(4,560)	(4,193)
Loss from continuing operations	$(3,609)	$(3,186)
Loss per share from continuing operations, basic and diluted	$(0.10)	$(0.09)

Net Income - For the quarter ended March 31, 2006, totaled $3.3 million, primarily resulting from the gain of $6.6 million on the disposal of the discontinued operations, income from discontinued operations of $0.3 million offset by the loss of $3.6 million from continuing operations. As illustrated in the table above, however, and excluding the one-time gain from the sale of the interest in Phyto-Source, the Company recorded a loss of $3.6 million for the three months ended March 31, 2006 compared to a net loss of $3.2 million for the same period last year. As Forbes continues to develop FM-VP4 and to conduct further research and development of the FM-VPx library of compounds, the Company expects to continue to report future operating losses from continuing operations.

Revenues - For the quarter ended March 31, 2006, totaled $0.9 million compared with $1 million for the same quarter in the prior year.  Phytosterol revenues, representing direct sales of phytosterol products, primarily Reducol™, and the amortization of license fees, made up the majority of the Company’s revenue.

Liquidity & Capital Resources

Cash, cash equivalents and working capital - For the quarter ended March 31, 2006, net cash and cash equivalents were $34.4 million compared with $9.3 million as at December 31, 2005.  Forbes’ working capital at March 31, 2006 was $31.6 million compared with $12.8 million at December 31, 2005.  The increase in cash and working capital in the quarter was mainly attributable to the receipt of the proceeds of US$25 million (Cdn$28.9 million, based on then current exchange rates) on the sale of the Company’s interest in Phyto-Source.

Operations - For the quarter ended March 31, 2006, the Company used $5.4 million of cash for continuing operations compared with $2.9 million of cash used in the quarter ended March 31, 2005.  Net changes in non-cash operating items used cash of $2.3 million in the quarter ended March 31, 2006 compared with a $0.2 million change in non-cash operating items in the quarter ended March 31, 2005.

Investing activities - For the quarter ended March 31, 2006, realized $28.9 million, relating to the proceeds on disposal of Forbes’ interest in Phyto-Source.  Cash provided by investing activities in the first quarter ended March 31, 2005, resulted primarily from $6.0 million transferred from short-term investments.

Expenses

Summary	1st Qrtr. ended March 31-06	1st Qrtr. ended March 31-05
Research & development	$ 2,060	$ 2,195
General & administrative	1,382	1,137
Cost of sales	649	518
Marketing, sales & product development	433	309
Depreciation & amortization	36	34
Total expenses	$ 4,560	$4,193

Research and development expenses (R&D) - For the quarter ended March 31, 2006 totaled $2.1 million compared with $2.2 million for the same period in 2005.   R&D expenditures in the first quarter of 2006 were similar to the first quarter of 2005, and were incurred as core research projects are progressed, US based Phase II clinical work on FM-VP4 continues, and work on the Company’s Library of Compounds is continued.

General and administrative (G&A) - For the quarter ended March 31, 2006, totaled $1.4 million vs. $1.1 million for the first quarter 2005. Increases in G&A are primarily related to the accretion interest expense of $0.1 (March 31, 2005 $nil) and in the period ended March 31, 2006, a foreign exchange loss of $0.1 million was recognized compared with an insignificant gain in the first quarter of 2005. Allocation of stock based compensation to G&A was $0.1 million in the quarter ended March 31, 2006 (March 31, 2005 - $0.2 million).

Cost of sales- For the quarter ended March 31, 2006, totaled $0.6 million on phytosterol revenues of $0.8 million, or 83% of phytosterol revenues, versus $0.5 million on phytosterol revenues of $0.9 million for the three months ended March 31, 2005, or 56% of phytosterol revenues. The increase in percentage is attributable to selling higher cost product acquired in the prior year, and the timing of customer sales. Having recently entered into a long-term supply agreement for the supply of Reducol™ and other wood sterols, the Company expects to achieve improved cost of sales over time.

Marketing, sales and product development - For the quarter ended March 31, 2006 totaled $0.4 million compared with $0.3 million in the same period last year. The increase is attributable to an increase in staffing levels, and additional expenditures associated with the European product launches.

Stock based compensation expense - For the quarter ended March 31, 2006 totaled $0.3 million for the first quarter of 2006 compared with $0.5 million in the same period last year.  Of the $0.3 million of stock-based compensation expense, $0.3 million relates to employee and $nil million to non-employee option grants, compared to $0.5 million relating to employee and $nil million to non-employee option grants in the first quarter 2005.

Conference Call

Due to the recently held “year-end” conference call and the upcoming Annual General Meeting of Shareholders (AGM), the Company will not be hosting a conference call for this quarter’s financial statements. Please contact Forbes for any additional information. Forbes will hold its 2006 (AGM) at Vancouver's Four Seasons Hotel, 791 West Georgia Street, on Wednesday, May 17, 2005 at 2:00pm PT.

First Quarter Ended March 31, 2006 Report

This news release includes by reference the Company’s unaudited financial statements for the first quarter ended March 31, 2006, including the full Management Discussion & Analysis (MD&A).  The MD&A and financial statements are being filed with applicable Canadian and U.S. regulatory authorities.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular disease (CVD). Our vision is to develop and market products along a treatment continuum that CVD savvy consumers, healthcare professionals and specialized CVD research and healthcare institutions will identify, recommend and seek. Our business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease market.

For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com	David Goold Chief Financial Officer Telephone: (604) 689-5899 E-mail: dgoold@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release contains forward-looking statements concerning anticipated developments in the Company’s business and projected sales volumes, revenues, capital, research and development, products, and other information in future periods. Forward-looking statements can be identified by forward-looking words such as “anticipates”, “goal”, “revenue guidance”, “possible”, “new”, “objective”, “expected”, “will”, and similar expressions or variations thereon. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company and other results and occurrences may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the Company’s need for additional customers; the Company’s reliance on its customers, and in particular, on Fayrefield Foods, for the launch of additional Reducol-based products and other performance; the need to secure new sales contracts;  uncertainty as to whether the FM-VP4 clinical trial will be completed as planned or will be successful; the need for further clinical trials the occurrence and success of which is not assured; uncertainty as to market acceptance of the Company’s and its customer’s products; liability, intellectual property and insurance risks; the Company’s need for additional future capital, which may not be available in a timely manner or at all; exchange rate fluctuations; risks inherent in research and development; and other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  Forward-looking statements are based on the beliefs, opinions and expectation of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statement if those beliefs, opinions or expectations or other circumstances should change.

FORBES MEDI-TECH INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of Canadian dollars)

(unaudited)

	March 31 2006	December 31 2005
ASSETS
Current Assets
Cash and cash equivalents	$ 34,388	$ 9,298
Accounts receivable	988	586
Inventories	5,343	1,264
Prepaid expenses and deposits	1,610	2,752
Current assets-discontinued operations	-	4,374
	42,329	18,274

Long-term Assets
Property, plant and equipment	523	521
Intangible and other assets	723	3,410
Property, plant and equipment-discontinued operations	-	11,835
Intangible and other assets-discontinued operations	-	1,935
	$ 43,575	$ 35,975

LIABILITIES and SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$ 2,267	$ 1,910
Deferred revenues	115	-
Current income tax liability	8,378	1,187
Current liabilities-discontinued operations	-	2,347
	10,760	5,444
Long-term liabilities
Deferred revenues	29	-
Tenure allowance	912	927
Future income tax liability	-	851
Long-term liabilities-discontinued operations	-	330
	11,701	7,552

Liability component of preferred shares	164	2,341

Shareholders’ equity
Share capital	$ 99,114	$ 94,790
Contributed surplus	7,851	7,554
Equity component of preferred shares	165	2,481
Deficit	(75,420)	(78,743)
	31,710	26,082
	$ 43,575	$ 35,975

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in thousands of Canadian dollars except per share values)

(unaudited)

	Three months ended
March 31 2006		December 31 2005

REVENUES
Sales	$ 755	$ 881
Licensing	29	38
Phytosterol revenues	784	919
Interest and other	167	88
	951	1,007

EXPENSES
Research and development	2,060	2,195
General and administrative	1,382	1,137
Cost of sales	649	518
Marketing, sales and product development	433	309
Depreciation and amortization	36	34
	4,560	4,193

Loss from continuing operations for the period	$ (3,609)	$(3,186)

Discontinued Operations
Income from discontinued operations, net of current tax expense	305	722
Gain from disposal of discontinued operations, net of current tax provision of $ 7,574 and future tax credit of $ (845)	6,627	-
Net income/(loss) for the period	$ 3,323	$(2,464)

Deficit, beginning of period	(78,743)	(65,937)
Deficit, end of period	$(75,420)	$(68,401)
Weighted average number of common shares outstanding (‘000)	35,496	33,938
Basic and diluted loss per share from continuing operations	$ (0.10)	$ (0.09)
Basic and diluted income per share from discontinued operations	0.01	0.02
Basic and diluted gain per share from disposal of discontinued operations	0.18	-
Basic and diluted income/(loss) per share	$ 0.09	$ (0.07)

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of Canadian dollars)

(unaudited)

	Three months ended
	March 31 2006	December 31 2005

OPERATIONS
Net income/(loss) for the period	$ 3,323	$ (2,464)
Adjustments for:
Income from discontinued operations, net of taxes	(305)	(722)
Gain on sale of discontinued operations, net of taxes	(6,627)	-
Depreciation and amortization	36	34
Amortization of deferred license revenues	(29)	(38)
Amortization of capitalized financing fees	26	-
Accretion of interest	117	-
Loss/(gain) on disposal of fixed assets	1	(3)
Stock-based compensation expense	327	453
Foreign exchange translation	-	(4)
	(3,131)	(2,744)
Net change in non-cash operating items from continuing operations	(2,286)	(176)
Net cash used in continuing operations	(5,417)	(2,920)

Net cash provided by discontinued operations	1,922	1,521
	(3,495)	(1,399)

INVESTMENTS
Acquisition of fixed assets	(38)	(14)
Proceeds on disposal of Phyto-Source manufacturing joint venture	28,935	-
Proceeds on disposal of fixed assets	-	3
Short-term investments	-	6,018
	28,897	6,007

FINANCING
Issuance of common shares	18	54
Repayment of notes payable	-	(39)
Decrease in long-term liabilities from discontinued operations	(330)	(183)
	(312)	(168)
Net increase (decrease) in cash and cash equivalent	25,090	4,440
Cash and cash equivalents, beginning of period	9,298	8,529
Cash and cash equivalents, end of period	$ 34,388	$ 12,969